FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN ANNOUNCES COMPLETION OF DEMERGER OF PROTHENA CORPORATION PLC

DUBLIN, Ireland—December 21, 2012 - Elan Corporation, plc (NYSE: ELN) today announced completion of the separation of a substantial portion of its drug discovery business (the Prothena Business) into a new independent, publicly traded company, Prothena Corporation plc (Prothena).  Prothena, which is incorporated in Ireland, today commenced trading on the NASDAQ Global Market under the ticker symbol “PRTA”.

Under the terms of the demerger, Elan shareholders on the register on December 14, 2012, the record date, received 1 Prothena ordinary share for every 41 Elan ordinary shares or ADSs held.  In addition a wholly owned subsidiary of Elan subscribed $26 million and received Prothena shares representing 18% of the total outstanding ordinary shares of Prothena (as calculated immediately following the subscription by Elan).  Accordingly, on completion of the transaction, Elan shareholders directly and indirectly own 100% of Prothena by virtue of their direct ownership of 82% of Prothena’s outstanding shares and indirect ownership of 18% of Prothena’s outstanding shares.

Further information in relation to the mechanics of the distribution of Prothena ordinary shares is contained in Section 3 of Part 5 of the Circular to Elan shareholders dated November 12, 2012 and is also contained in the Information Statement, which is attached as an exhibit to the Registration Statement on Form 10. Both documents are available on www.elan.com.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

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